
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 31, 2011

Mr. Miles White
Chairman and Chief Executive Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Re: Abbott Laboratories
Form 10-K for the Year Ended December 31, 2010
Filed February 18, 2011
File No. 001-02189

Dear Mr. White:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Sales, page 33

1. In order to better understand the connection between your product rights including licenses and patents and the revenues that are generated as a result of these rights, as well as to assess the potential for impairment, please provide us a break out of revenues by product or the level disclosed in your earnings press releases, the name or description of the related product rights including licenses and patents, the value assigned, and the expiration date(s) of the product rights in a format to be included in your future periodic filings.

Research and Development Programs, page 38

2. In order to help us evaluate your disclosure about your research and development activities, please provide us the following information:
   - The description of research and development process for each of your segments including whether an approval is required by the FDA;
   - Research and development expenses incurred during 2010 and 2009 by segment;
   - For those projects that require an FDA approval, quantify the number of projects that were in preclinical phase, Phase 1, Phase 2, and Phase 3 of the clinical development and those for which a NDA was filed as of December 31, 2010;
   - For each segment requiring FDA approval, the breakout of research and development expense incurred during 2010, if practicable, by development phase (i.e. preclinical, phase 1, phase 2 phase 3) and by therapeutic class;
   - For those late phase development projects (i.e. Phase 3 projects) listed here, indicate the month and the year that it entered that phase;
   - For those late phase development projects (i.e. Phase 3 projects) listed here, identify the significant patents associated with the project and their expiration date; and
   - Tell us about any late stage projects that are not listed here and the reason not listed.

Financial Condition, page 43

3. The effect of exchange rate changes on cash held in foreign currencies was a reduction of $621 million of your cash and cash equivalents in 2010 as reflected on your statement of cash flows. Please provide us proposed disclosure for inclusion in future periodic filings explaining the reason for this reduction and the expected effects, if any, on future financial position.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 51

4. Please tell us why you classified cash deposited in a restricted account of $1.87 billion that a district court awarded to NYU and Centocor for patent infringement as cash used in investing activities rather than cash used in operating activities in 2010. Please refer to ASC 230-10-45-17(f).

Note 1 – Summary of Significant Accounting Policies
Accounts Receivable Valuation, page 57

5. Over the last three years you have recorded provisions for bad debts of $188.8 million but only written-off trade receivables of $58.6 million. In addition, the allowance for doubtful accounts of $388.6 million at December 31, 2010 significantly exceeds the cumulative amount of trade receivables written-off over the last three years. Please tell us about any specific allowances for known troubled accounts or other currently available

information used to establish the $388.6 million allowance for doubtful accounts at December 31, 2010.

Note 5 – Taxes on Earnings, page 69

6. Your foreign operations accounted for 57%, 53% and 51% of your revenues and 105%, 79% and 101% of your pre-tax income in 2010, 2009 and 2008. Please provide us proposed disclosure for your MD&A to be included in future periodic filings explaining the underlying reasons for the disproportionate pre-tax income of your foreign operations in relation to your foreign sales. Please also discuss in this proposed disclosure the reasons why your effective tax rate of 19% in 2010, 20.1% in 2009 and 19.25 in 2008 is significantly lower than the statutory rate of 35%, including the countries that account for the majority of the lower effective tax rate.

7. You disclose benefits of lower foreign tax rates of 19.4% in 2010, 16.4% in 2009 and 16.7% in 2008. Please provide us proposed disclosure for your MD&A to be included in future periodic filings that clarifies what the foreign rate differential represents in each of the three years presented. Please also tell us how the foreign rate differential is determined in each fiscal year and identify the significant components of this item.

8. You disclose that you have not provided for taxes on approximately $26.8 billion of other undistributed earnings of foreign subsidiaries at December 31, 2010 as these earnings are reinvested indefinitely. Please provide us proposed disclosure for your MD&A to be included in future periodic filings discussing the amount of cash held in your foreign subsidiaries that is considered reinvested indefinitely and its expected effects on liquidity and capital resources such as restrictions for payment of operating expenses and use to pay $2 billion debt due in 2011, as applicable. Please refer to Item 303 (a)1 of Regulation S-K and SEC Release 33-8350 Section IV.

Note 12 – Goodwill and Intangible Assets, page 81

9. Please provide us disclosure in the format to be provided in your future periodic filings that indicates where in your statement of earnings you classify amortization of intangible assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant